E.D.

19006536

SE

Securities and Exchange Commission
Trading and Markets

APR 04 2019

RECEIVED

Washington DC
406

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69610

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/3118 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Crest Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1253 Worcester Road, Suite 403
(No. and Street)

Framingham	MA	01701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas McCoy (508_ 954-4931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicolas McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Crest Advisors, LLC, as of March 14, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

JEFFREY DUTILE
Notary Public, Massachusetts
My Commission Expires August 15, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDAR CREST ADVISORS, LLC

FINANCIAL STATEMENTS

For the year ending December 31, 2018

CEDAR CREST ADVISORS, LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cedar Crest Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cedar Crest Advisors, LLC (the "Company") as of December 31, 2018 the related profit & loss, statement of changes in partners' capital, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Management Statement for Exemption of the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures

included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Boston, MA
March 14, 2019

Cedar Crest Advisors, LLC
Balance Sheet
December 31, 2018

		Total
ASSETS		
Cash and Cash Equivalents	$	116,342
Total Current Assets		116,342
TOTAL ASSETS	$	116,342
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		0
Total Equity		116,342
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	116,342

The accompanying notes are an integral part of the financial statements.

CEDAR CREST ADVISORS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues	
Placement fees	$ 729,859
Total Revenues	$ 729,859
Expenses	
Bank charges	139
Dues & subscriptions	6,151
Legal & professional fees	26,976
License expenses	49,731
Office expenses	9,822
Rent	2,855
Professional fees	5,804
Travel & entertainment	10,784
Payroll	472,917
Marketing	29,378
Telephone	179
Other	60,886
Total Expenses	675,622
Net Income	$ 54,237

The accompanying notes are an integral part of the financial statements.

CEDAR CREST ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2018

		Member's Equity
Beginning Balance at December 31, 2017	$	12,295
Net Income		54,238
Member Contributions		125,000
Member Distributions		(75,190)
Ending Balance at December 31, 2018	$	116,342

The accompanying notes are an integral part of the financial statements.

CEDAR CREST ADVISORS, LLC
Statement of Cash Flows

For the year ended December 31, 2018

		Total
Cash Flows From Operating Activities		
Net Income	$	54,237
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Cash in FINRA CRD Account		331
Accounts Payable		(4,432)
Total adjustments to reconcile net income to net cash provided by operations:		(4,101)
Net Cash Provided by Operating Activities		**50,136**
Cash Flows From Financing Activities		
Member contributions		125,000
Member distributions		(75,190)
Net Cash Provided by Financing Activities		49,810
Net Increase in Cash and Equivalents	$	99,946
Cash and cash equivalents, beginning		16,396
Cash and equivalents, ending	**$**	**116,342**

The accompanying notes are an integral part of the financial statements.

CEDAR CREST ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1 – Organization

Cedar Crest Advisors, LLC, (the "Company"), located in Framingham, Massachusetts, provides advisory services including private placements to companies in the consumer product sector. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or handle client funds in any way.

On April 16, 2018, the Company became a wholly-owned subsidiary of Wellness Partners LLC d/b/a Whipstitch Capital ("Whipstitch" or "Parent").

Note 2 - Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. Reported financial results for historic periods were not restated and are reported under The Accounting Standards in effect during the historic period.

Revenue Recognition

Our principal sources of revenue are derived from placement fees as more fully described below. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of principal activities from which the Company generates its revenue.

Placement fees

The Company earns placement fees for raising capital from investors in non-underwritten transactions, such as private placements of loans and debt and equity securities, including, private investment in public equity transactions ("PIPEs"). The Company's primary performance obligation typically consists of raising equity capital from institutional investors for equity issued by a client and working with the client to structure the private placement transaction. This may include creating marketing materials such as a PowerPoint deck, a forecast model and other email communications related to these materials. The Company also may participate directly in the negotiations of the transaction and communications related to the transaction. All of these activities collectively represent one performance obligation under the contract with the client which is met upon completion or closing of the primary placement transaction. The Company usually earns a fee for a successful private placement that is a percentage of the funds raised for the client. Placement fees are clearly defined in each contract and are usually a percentage of the total private placement funds raised or the valuation at which the transaction is done. Fee revenue is recognized upon the completion of the private placement when the funds are received by the Company.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2018 all of the Company's cash is held at one financial institution.

Use of estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extend there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believe it is no longer subject to income tax examinations for years prior to 2015.

Expense Recognition

Operating expenses are recognized as incurred.

Note 3 - Member's Equity

CCA has authorized one class of units. As of December 31, 2018, 1,000 units were authorized, issued and outstanding.

On April 16, 2018, the Company became a wholly-owned subsidiary of Whipstitch through FINRA's approval (the "Approval") of an Equity Purchase Agreement dated July 25, 2017 (the "Agreement"). At the time of the Approval, the two owners of Whipstitch were registered representatives of the Company and Whipstitch contributed $25,000 as a member contribution to the Company which was used to fully redeem the three prior members of the Company, resulting in the change of ownership. In addition, the prior three members received approximately $35,000 which was the remaining cash in the Company at the time of the transaction. Prior to Whipstitch becoming the sole-member (Parent), the Company had no revenue and substantially no operations and existed solely to maintain the Company's status as a registered broker-dealer. As a result, the Parent and the Company determined this was a contribution and withdrawal transaction and not a business combination in accordance with "ASC 805" as it did not constitute a business with revenue generating processes; thus, no allocation of the purchase price was deemed necessary.

Note 4 - Concentrations

During the year ended December 31, 2018, the Company derived 59% of gross revenue from three customers. There were no accounts receivable from these customers as of December 31, 2018.

Note 5 - Related Party Transactions

The Company receives all of its executive, compliance and general operations support from the Parent. The Parent also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. Additionally, the Parent provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses paid by the Parent on behalf of the Company are charged directly to the Company in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which the Parent is solely liable. Such expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of the Parent, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During 2018, the Company incurred $620,000 in operating expenses which were under the Management and Expense Sharing Agreement.

As of December 31, 2018, the Company was not obligated to the Parent for any direct or allocated operating expenses.

Note 6 - Subsequent Events

Subsequent to December 31, 2018 and through March 14, 2019, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any significant subsequent events requiring recognition or disclosure.

Note 7 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $116,342 which was $111,342 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 0 to 1.

CEDAR CREST ADVISORS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

SCHEDULE I

Net Capital:		
Total member's equity qualified for net capital	$	116,342
Deductions and/or charges:		
Non-allowable assets		0
Accounts receivable		0
Other assets		
Total non-allowable assets		0
Net capital	$	116,342
Aggregated indebtedness:		
Due to related party	$	0
Accounts payable and other liabilities		0
Total aggregated indebtedness	$	0
Computation of basic net capital requirement:		
Minimum net capital required	$	0
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital	$	111,342
Excess net capital greater than 10% of liabilities or 120% of net capital requirement	$	110,342
Percentage of aggregate indebtedness to net capital		0 %

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-f Part II filed as of December 31, 2018.

CEDAR CREST ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

SCHEDULE II

Cedar Crest Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

CEDAR CREST ADVISORS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

SCHEDULE III

Cedar Crest Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Cedar Crest Advisors, LLC (the "Company") identified the following provisions of C.F.R. § 240.15c3-3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boston, MA

March 14, 2019

Cedar Crest Advisors, LLC
Exemption Report
Year Ended December 31, 2018

Cedar Crest Advisors, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under Section (k)(2)(i); and
(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from January 1, 2018 through December 31, 2018, without exception.

I, Nicolas McCoy, CCO & CFO, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Nicolas A McCoy

Nicolas A. McCoy, CCO & CFO March 14, 2019

CEDAR CREST ADVISORS, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Cedar Crest Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Cedar Crest Advisors, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
March 14, 2019

SIPC-7 (36-REV 12/18)	**SECURITIES INVESTOR PROTECTION CORPORATION** P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7-7*****1027**********************MIXED AADC 220
69610 FINRA DEC
CEDAR CREST ADVISORS LLC
1253 WORCESTER RD STE 402 STE
FRAMINGHAM, MA 01701-5209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~[illegible]~~ 1,094.78

B. Less payment made with SIPC-6 filed (exclude interest) (422.36)

July 30, 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 672.42

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 672.42

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Crest Advisors
(Name of Corporation, Partnership or other organization)

[illegible]
(Authorized Signature)

Dated the 28 day of January, 2019

Managing Director, FinOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 729,859
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 729,859
2e. General Assessment @ .0015	$ 1,094.79 (to page 1, line 2.A.)

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cedar Crest Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cedar Crest Advisors, LLC (the "Company") as of December 31, 2018 the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Management Statement for Exemption of the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, MA
March 14, 2019

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Cedar Crest Advisors, LLC (the "Company") identified the following provisions of C.F.R. § 240.15c3-3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston MA
March 14, 2019

CEDAR CREST ADVISORS, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2018

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Cedar Crest Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Cedar Crest Advisors, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
March 14, 2019